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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*



                         AFFILIATED MANAGERS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   008252 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                                   --------
CUSIP NO. 008252 10 8             SCHEDULE 13G                          Page 2
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Advent VII L.P.                                         04-3181563
       Advent Industrial II L.P.                               51-0314268
       Advent New York L.P.                                    04-3095408
       Advent Atlantic and Pacific II L.P.                     04-3123521
       TA Venture Investors                                    04-3068354
       TA Associates VII L.P.                                  04-3181388
       TA Associates, Inc.                                     04-3205751
       TA Associates Service Corporation                       04-3214469
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Advent VII L.P.                                          Delaware
       Advent Industrial II L.P.                                Delaware
       Advent New York L.P.                                     Delaware
       Advent Atlantic and Pacific II L.P.                      Delaware
       TA Venture Investors L.P.                           Massachusetts
       TA Associates VII L.P.                                   Delaware
       TA Associates, Inc.                                      Delaware
       TA Associates Service Corporation                   Massachusetts
--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER

                       Advent VII L.P.                                 0
                       Advent Industrial II L.P.                 161,152
                       Advent New York L.P.                      217,372
                       Advent Atlantic and Pacific II L.P.       446,941
                       TA Venture Investors L.P.                       0
                       TA Associates VII L.P.                     24,338
                       TA Associates, Inc.                         4,509
                       TA Associates Service Corporation           4,509
     NUMBER OF     -------------------------------------------------------------
      SHARES       6.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          N/A
       EACH        -------------------------------------------------------------
    REPORTING      7.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:           Advent VII L.P.                                0
                       Advent Industrial II L.P.                161,152
                       Advent New York L.P.                     217,372
                       Advent Atlantic and Pacific II L.P.      446,941
                       TA Venture Investors L.P.                      0
                       TA Associates VII L.P.                    24,338
                       TA Associates, Inc.                        4,509
                       TA Associates Service Corporation          4,509
                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Advent VII L.P.                                                0
       Advent Industrial II L.P.                                161,152
       Advent New York L.P.                                     217,372
       Advent Atlantic and Pacific II L.P.                      446,941
       TA Venture Investors L.P.                                      0
       TA Associates VII L.P.                                    24,338
       TA Associates, Inc.                                        4,509
       TA Associates Service Corporation                          4,509
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       Advent VII L.P.                                            0.00%
       Advent Industrial II L.P.                                  1.03%
       Advent New York L.P.                                       1.39%
       Advent Atlantic and Pacific II L.P.                        2.86%
       TA Venture Investors L.P.                                  0.00%
       TA Associates VII L.P.                                     0.16%
       TA Associates, Inc.                                        0.03%
       TA Associates Service Corporation                          0.03%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON

       Each entity is a Limited Partnership
================================================================================
                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    Page 3

ITEM 1(a)     NAME OF ISSUER: Affiliated Managers Group, Inc.

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              One International Place
              Suite 820
              Boston, MA  02110

ITEM 2(a)     NAME OF PERSON FILING:
              Advent VII L.P.
              Advent Industrial II L.P
              Advent New York L.P.
              Advent Atlantic and Pacific II L.P.
              TA Venture Investors L.P.
              TA Associates VII L.P.
              TA Associates, Inc.
              TA Associates Service Corporation

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              c/o TA Associates
              125 High Street, Suite 2500
              Boston, MA  02110

ITEM 2(c)     CITIZENSHIP: Not Applicable

ITEM 2(d)     TITLE AND CLASS OF SECURITIES: Common

ITEM 2(e)     CUSIP Number: 008252 10 8

ITEM 3        IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (b) OR
              13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4        OWNERSHIP
ITEM 4(a)     AMOUNT BENEFICIALLY OWNED:                           COMMON STOCK
                                                                   ------------
              Advent VII L.P.                                                 0
              Advent Industrial II L.P.                                 161,152
              Advent New York L.P.                                      217,372
              Advent Atlantic and Pacific II L.P.                       446,941
              TA Venture Investors L.P.                                       0
              TA Associates VII L.P.                                     24,338
              TA Associates, Inc.                                         4,509
              TA Associates Service Corporation                           4,509

ITEM 4(b)     PERCENT OF CLASS                                       PERCENTAGE
                                                                     ----------
              Advent VII L.P.                                             0.00%
              Advent Industrial II L.P.                                   1.03%
              Advent New York L.P.                                        1.39%
              Advent Atlantic and Pacific II L.P.                         2.86%
              TA Venture Investors L.P.                                   0.00%
              TA Associates VII L.P.                                      0.16%
              TA Associates, Inc.                                         0.03%
              TA Associates Service Corporation                           0.03%

ITEM 4(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
              (I)   SOLE POWER TO VOTE OR DIRECT THE VOTE:         COMMON STOCK
                                                                   ------------
              Advent VII L.P.                                                 0
              Advent Industrial II L.P.                                 161,152
              Advent New York L.P.                                      217,372
              Advent Atlantic and Pacific II L.P.                       446,941
              TA Venture Investors L.P.                                       0
              TA Associates VII L.P.                                     24,338
              TA Associates, Inc.                                         4,509
              TA Associates Service Corporation                           4,509

              (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:               N/A

              (iii)  SOLE POWER TO DISPOSE OR DIRECT
                     THE DISPOSITION:                              COMMON STOCK
                                                                   ------------
              Advent VII L.P.                                                 0
              Advent Industrial II L.P.                                 161,152
              Advent New York L.P.                                      217,372
              Advent Atlantic and Pacific II L.P.                       446,941
              TA Venture Investors L.P.                                       0
              TA Associates VII L.P.                                     24,338
              TA Associates, Inc.                                         4,509
              TA Associates Service Corporation                           4,509

              (iv)   SHARED POWER TO DISPOSE OR DIRECT
                     THE DISPOSITION                                        N/A

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
              Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
              Not Applicable

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This
              schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10       CERTIFICATION: Not Applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the informtion set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent Industrial II L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., TA Venture Investors Limited Partnership, TA Associates VII L.P., TA Associates, Inc. and TA Associates Service Corporation hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Affiliated Managers Group, Inc.


Dated:

ADVENT VII L.P.
By:  TA Associates VII L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------
     Katherine S. Cromwell, Managing Director

ADVENT INDUSTRIAL II L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------
     Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC II L.P.
By:  TA Associates AAP II Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ----------------------------------------------
     Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------
     Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS L.P.

By:
     ---------------------------------------------
     Katherine S. Cromwell, General Partner

TA ASSOCIATES VII L.P.
By:  TA Associates, Inc.

By:
     ---------------------------------------------
     Katherine S. Cromwell, Managing Director

TA ASSOCIATES, INC.

By:
     ---------------------------------------------
     Katherine S. Cromwell, Managing Director

TA ASSOCIATES SERVICE CORPORATION

By:
     ---------------------------------------------
     Katherine S. Cromwell, Clerk